Exhibit 99.1

IMMURON LIMITED

ABN: 80 063 114 045

Notice of Annual General Meeting and Explanatory Memorandum

Date of Meeting:	19 November 2018

Time of Meeting:	3:30pm AEDT

Registration from	3:15pm AEDT

Place of Meeting:	Level 2, 62 Lygon Street, Carlton,
Victoria, Australia 3053

This is an important document. It should be read in its entirety.

If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

IMMURON LIMITED

ABN: 80 063 114 045

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the 2018 Annual General Meeting of Immuron Limited [ABN 80 063 114 045] will be held at Level 2, 62 Lygon Street, Carlton, Victoria, 3053 on Monday, 19th November 2018 at 3:30pm AEDT.

The attached Explanatory Memorandum (Memorandum) is provided to supply Shareholders with information to enable Shareholders to make an informed decision regarding the Resolutions set out in this Notice of Annual General Meeting (Notice). The Memorandum is to be read in conjunction with this Notice.

This Notice should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

ORDINARY BUSINESS

2018 Annual Financial Statements

To receive and consider the annual financial report of the Company for the financial year ended 30 June 2018 together with the declaration of the Directors’ and the reports of the Directors and Auditors.

While no resolution is required in relation to this item, Shareholders will be given the opportunity to ask questions and make comments on the Company’s annual financial statements and reports.

A representative of Company’s Auditor, Grant Thornton Audit Pty Ltd, will be present at the Meeting and Shareholders will have an opportunity to ask the Auditor’s representative questions in relation to the conduct of the audit, the Auditor’s report, the Company’s accounting policies, and the independence of the Auditor.

The Immuron Limited 2018 Annual Report can be viewed online at the Company’s website www.immuron.com on the “Company Securities Exchange Announcements” page under “Investor Centre”, or via the Australian Securities Exchange website at www.asx.com.au, or a copy can be requested from the Immuron Company Secretary.

Resolution 1 - Adoption of Remuneration Report

To consider and, if thought fit, to pass, the following resolution as a non-binding ordinary resolution:

“That for the purpose of section 250R(2) of the Corporations Act and for all other purposes, the Remuneration Report for the year ended 30 June 2018 included in the Directors’ Report, included within the Company’s Annual Financial Report as required under section 300A of the Corporations Act, be adopted by the Company.”

Voting Exclusion Statement:

In accordance with the Corporations Act, the Company will disregard any votes cast on this resolution (in any capacity) by or on behalf of the Key Management Personnel, which includes the Directors and executives in the consolidated group whose remuneration is included in the Remuneration Report and their closely related parties (Excluded Persons). However, the Company need not disregard a vote if:

●	it is cast by an Excluded Person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

●	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Shareholders who intend to appoint the Chairman as proxy (including an appointment by default) should refer to the Proxy and Voting Instructions on page 8 of this Notice.

Further details in respect of Resolution 1 are set out in the Explanatory Memorandum accompanying this Notice.

Resolution 2 - Re-Election of Director – Peter Anastasiou

To consider, and if thought fit, to pass, the following resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 14.4, clause 13.3(b) of the Constitution and for all other purposes, Mr Peter Anastasiou, a Director of the Company retires and, being eligible, be re-elected as a Director of the Company.”

Further details in respect of Resolution 2 are set out in the Explanatory Memorandum accompanying this Notice.

Resolution 3 - Re-Election of Director – Daniel Pollock

To consider, and if thought fit, to pass, the following resolution as an ordinary resolution:

“That, for the purposes of ASX Listing Rule 14.4, clause 13.3(b) of the Constitution and for all other purposes, Mr Daniel Pollock, a Director of the Company retires and, being eligible, be re-elected as a Director of the Company.”

Further details in respect of Resolution 3 are set out in the Explanatory Memorandum accompanying this Notice.

Resolution 4 - Election of Director – Richard Berman

To consider, and if thought fit, to pass, the following resolution as an ordinary resolution:

“That Mr Richard Berman, who was appointed to fill a casual vacancy on the board on 1 July 2018 and being eligible for election in accordance with Rule 13.1 of the Company’s Constitution and for all other purposes, offers himself for election, be elected as a Director.”

Further details in respect of Resolution 4 are set out in the Explanatory Memorandum accompanying this Notice.

Resolution 5 - Approve the Issue of Shares to a related party - Grandlodge Pty Ltd or its Nominee

To consider, and if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, for the purpose of ASX Listing Rule 10.11 and all other purposes, shareholders approve the issue of 437,500 Shares to Grandlodge Pty Ltd as described in in the Memorandum which accompanied and formed part of this Notice.”

Voting Exclusion Statement:

The Company will disregard any votes cast in favour of this Resolution by or on behalf of:

●	Mr Peter Anastasiou, Mr Stephen Anastasiou, Grandlodge Pty Ltd or any person who is to receive securities in relation to the Company;

●	a person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the Company); and

●	any of their respective associates.

However, the Company need not disregard a vote if:

●	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

●	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Further details in respect of Resolution 5 are set out in the Explanatory Memorandum accompanying this Notice.

Resolution 6 - Approve the issue of Options to a Director – Richard Berman

To consider, and if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

“That, for the purpose of ASX Listing Rule 10.14 and all other purposes, shareholders approve the issue under the Company’s Executive Share Option Plan of 2,000,000 unlisted Options to acquire ordinary shares (each with an exercise price of $0.50 (50 cents) and expiring 30 June 2020) to Mr Richard Berman, a director of the Company (and/or his nominee(s)), as described in in the Memorandum which accompanied and formed part of this Notice.”

Voting Exclusion Statement:

The Company will disregard any votes cast in favour of this Resolution by or on behalf of:

●	Mr Richard Berman;

●	a person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the Company);

●	a director of the Company who is eligible to participate in the Company’s Executive Share Option Plan in respect of which the approval under this resolution is sought and, if ASX has expressed an opinion under rule 10.14.3 before the meeting that approval is required for participation in the that plan by anyone else, that person); and

●	any of their respective associates.

However, the Company need not disregard a vote if:

●	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

●	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Corporations Act voting restrictions – key management personnel and their closely related parties

In accordance with the Corporations Act 2001 (Cth), the Company will disregard any votes cast on Resolution 6 by or on behalf of a member of the Company’s key management personnel within the meaning of the Corporations Act (including the Directors) or any of that person’s closely related parties within the meaning of the Corporations Act (such as close family members and any controlled companies of those persons) (collectively referred to as “Restricted Voters”). However, the Company need not disregard a vote if:

●	it is a cast by a person as a proxy appointed in writing that specifies how the proxy is to vote on this Resolution; and

●	it is not cast on behalf of a Restricted Voter.

The Chair of the Meeting may cast vote on this Resolution as proxy where the written appointment of the Chair as proxy (which may include appointment of the Chair as proxy by default in the absence of another person) does not specify how the proxy is to vote on this Resolution but expressly authorises the Chair to exercise the proxy even if the resolution is connected directly or indirectly with the remuneration of a member of the Company’s key management personnel.

Further details in respect of Resolution 6 are set out in the Explanatory Memorandum accompanying this Notice.

Resolution 7 - Ratification of prior issue of shares

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“THAT for the purposes of ASX Listing Rule 7.4 and for all other purposes, shareholders ratify the prior issue of 13,162,744 fully paid ordinary shares at an issue price of 39 cents ($0.39) per share in a placement to an institutional investment fund that did not requirement disclosure under Chapter 6D of the Corporations Act who was identified by Joseph Gunnar & Co, LLC and H.C. Wainwright & Co, as described in the Explanatory Memorandum which accompanied and formed part of the Notice.”

Voting Exclusion

The Company will disregard any votes cast in favour of this Resolution by or on behalf of:

●	a person who participated in the issue; and

●	an associate of those persons.

However, the Company will not disregard a vote if it is cast by:

●	a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

●	the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Further details in respect of Resolution 7 are set out in the Explanatory Memorandum accompanying this Notice.

Resolution 8 - Ratification of prior issue of Options

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“THAT for the purposes of ASX Listing Rule 7.4 and for all other purposes, shareholders ratify the prior issue of 7,897,647 free-attaching unlisted Options (each with an exercise price of $0.468 (46.8 cents) and expiring 15 March 2023) to an institutional investment fund as free-attaching unlisted Options as described in the Explanatory Memorandum which accompanied and formed part of the Notice.”

Voting Exclusion

The Company will disregard any votes cast in favour of this Resolution by or on behalf of:

●	a person who participated in the issue; and

●	an associate of those persons.

However, the Company will not disregard a vote if it is cast by:

●	a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

●	the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Further details in respect of Resolution 8 are set out in the Explanatory Memorandum accompanying this Notice.

Resolution 9 - Ratification of prior issue of Options

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“THAT for the purposes of ASX Listing Rule 7.4 and for all other purposes, shareholders ratify the prior issue of 526,510 free-attaching unlisted Options (each with an exercise price of $0.585 (58.5 cents) and expiring 15 March 2023) to Joseph Gunnar & Co, LLC and H.C. Wainwright & Co as described in the Explanatory Memorandum which accompanied and formed part of the Notice.”

Voting Exclusion

The Company will disregard any votes cast in favour of this Resolution by or on behalf of:

●	a person who participated in the issue; and

●	an associate of those persons.

However, the Company will not disregard a vote if it is cast by:

●	a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

●	the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Further details in respect of Resolution 9 are set out in the Explanatory Memorandum accompanying this Notice.

Resolution 10 - Adoption of Non-Executive Director Remuneration Pool

To consider and, if thought fit, to pass, the following as an ordinary resolution:

“THAT, for the purposes of ASX Listing Rule 10.17, the Constitution and for all other purposes, the maximum aggregate sum that may be payable collectively to the Non-Executive Directors of the Company be increased by $150,000 per annum, from $350,000 per annum to $500,000 per annum as described in the Memorandum which accompanied and formed part of this Notice.”

Voting Exclusion Statement:

The Company will disregard any votes cast in favour of this Resolution by or on behalf of:

●	a director of the Company; or

●	an associate of that person.

However, the Company need not disregard a vote if:

●	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

●	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Further details in respect of Resolution 10 are set out in the Explanatory Memorandum accompanying this Notice.

Resolution 11 - Approval of Additional 10% Capacity to Issue Shares Under ASX Listing Rule 7.1A

To consider and if thought fit, pass the following resolution as a special resolution:

“That, pursuant to and in accordance with ASX Listing Rule 7.1A and for all other purposes, Shareholders approve the additional capacity of the Company to issue equity securities of up to 10% of the issued capital of the Company (at the time of the issue) calculated in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 and on the terms and conditions in the Memorandum which accompanied and formed part of this Notice.”

Voting Exclusion Statement:

The Company will disregard any votes cast in favour of this Resolution by or on behalf of any person who is expected to participate in the proposed issue and any person who will obtain a material benefit as a result of the proposed issue, except a benefit solely in the capacity of a holder of ordinary shares, if the resolution is passed and any associates of those persons.

However, the Company will not disregard a vote if:

●	it is cast by the person as proxy for a person who is entitled to vote, in accordance with directions on the Proxy Form; or

●	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

As at the date of this Notice, the Company has no specific plans to issue equity securities under the 10% placement issue and therefore it is not known who (if any) may participate in a potential (if any) issue of equity securities under the 10% placement issue. The Company will advise if this position changes as at the date of the Meeting

Further details in respect of Resolution 11 are set out in the Explanatory Memorandum accompanying this Notice.

1.	Proxy Instructions

A Shareholder entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of the Shareholder. Where the Shareholder is entitled to cast two or more votes, the Shareholder may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

If the Shareholder appoints two proxies and the appointment does not specify the proportion or number of the Shareholder’s votes each proxy may exercise, each proxy may exercise half of the votes, in which case any fraction of votes will be disregarded. A proxy may, but need not, be a Shareholder.

To be effective, the instrument of appointment of a proxy (and power of attorney or other authority, if any, under which it is signed or a certified copy of that power or authority) must be lodged at the registered office of the Company or sent by facsimile transmission to the office of the Company’s Company Secretaries on +61 (0)3 9822 7735 not less than 48 hours before 3:30pm AEDT 19th November 2018.

The proxy form must be signed by the Shareholder (or in the case of a joint holding, by each joint holder) or his/her attorney duly authorised in writing or, if the member is a corporation, in a manner permitted by the Corporations Act. A proxy given by a foreign corporation must be executed in accordance with the laws of that corporation’s place of incorporation.

If you sign the proxy form and do not appoint a proxy, you will have appointed the Chairman of the meeting as your proxy.

The appointment of one or more duly appointed proxies will not preclude a Shareholder from attending this meeting and voting personally. If the Shareholder votes on a resolution, the proxy must not vote as the Shareholder’s proxy on that resolution.

A proxy form is attached to this Notice.

2.	Undirected Proxies

Subject to the restrictions set out in the Notice and below, the Chairman of the meeting will vote undirected proxies on, and in favor of, all of the proposed resolutions.

If you appoint the Chairman of the meeting as your proxy (or if he may be appointed by default), but you do not direct the Chairman how to vote in respect of Resolution 1 or 6, your election to appoint the Chairman as your proxy will be deemed to constitute an express authorisation by you directing the Chairman to vote your proxy in favor of Resolution 1 or 6 (unless you have exercised your right to direct the Chairman otherwise in respect of a particular Resolution by marking the ‘against’ or ‘abstain’ column in respect of any of the relevant resolutions).

This express authorisation acknowledges that the Chairman may vote your proxy even if he or she has an interest in the outcome of Resolution 1 or 6, even if Resolution 1 or 6 is connected directly or indirectly with remuneration of a member of the KMP of the Company (or if the Company is part of a consolidated entity, for the entity) and accordingly your votes will be counted in calculating the required majority if a poll is called.

3.	Corporate Representatives

Corporate representatives are requested to bring appropriate evidence of appointment as a representative in accordance with the constitution of the Company. Attorneys are requested to bring the original or a certified copy of the power of attorney pursuant to which they were appointed. Proof of identity will also be required for corporate representatives and attorneys.

4.	Determination of Voting Entitlement

For the purpose of section 1074E(2)(g)(i) of the Corporations Act and Regulation 7.11.37 of the Corporations Regulations, the Board has determined that Shareholders entered on the Company’s Register of Members at 7:00pm on 17 November 2018 (Melbourne, Victorian, daylight saving time) are entitled to attend and vote at the meeting.

Unless a poll is demanded in advance of voting on a resolution, voting on each resolution will initially be by way of a show of hands. On a show of hands, each member present in person or by proxy or, in the case of a body corporate, by a representative, shall have one vote.

On a poll, every member present in person or by attorney or by proxy or, in the case of a body corporate, by a representative, shall have one vote for each share held by him, her or it.

5.	Questions and Comments by Shareholders at the Meeting

A reasonable opportunity will be given to Shareholders to ask questions and/or make comments on the management of the Company at the Meeting.

A reasonable opportunity will be given for Shareholders to ask questions of the Company’s external auditor, Grant Thornton Audit Pty Ltd. These questions should relevant to:

a)	the conduct of the audit;

b)	the preparation and contents of the audit report;

c)	the accounting policies adopted by the Company in relation to the preparation of its financial statements; and

d)	the independence of the auditor in relation to the conduct of the audit.

Shareholders may also submit a written question to Grant Thornton Audit Pty Ltd if the question is relevant to the content of the audit report or the conduct of its audit of the Company’s financial report for the year ended 30 June 2018. Relevant written questions for the external auditor must be received by the Company by no later than 48 hours before 3:30pm AEDT Monday 19th November 2018. A representative of Grant Thornton Audit Pty Ltd will provide answers to the questions at the Meeting.

6.	Special Resolution

Resolution 11 is proposed as a special resolution. For a special resolution to be passed, at least 75% of the votes validly cast on the resolution by shareholders (by number of shares) must be in favour of the resolution.

For and on behalf of the Board of Directors:

Mr Phillip Hains

Company Secretary

Immuron Limited

Dated: 10 October 2018

EXPLANATORY MEMORANDUM

PURPOSE OF INFORMATION

This Explanatory Memorandum (Memorandum) accompanies and forms part of the Company’s Notice of the 2018 Annual General Meeting (Notice) to be held at Level 2, 62 Lygon Street, Carlton, Victoria, 3053 on Monday, 19th November 2018 at 3:30pm (Melbourne, Victorian, daylight saving time) (Meeting).

The Notice of the 2018 Annual General Meeting incorporates, and should be read together with, this Memorandum.

ORDINARY BUSINESS

Resolution 1 - Adoption of Remuneration Report

In accordance with Section 300A(1) of the Corporations Act the Remuneration Report is included in the Directors Report for the financial year ended 30 June 2018.

The Remuneration Report sets out details of the remuneration received by the directors and key Company executives, in addition to describing Board policy in respect of remuneration. Resolution 1 seeks Shareholder approval of the adoption of the Remuneration Report by the Company.

The outcome of the vote on this resolution is advisory only and not binding on the Company or the Board.

The Corporations Act provides that members of the Key Management Personnel (as set out on page 20 of the Company’s 2018 Annual Report, and is defined in the Corporation Act to include the Chairman) whose remuneration details are included in the Remuneration Report (and any closely related party of those members) are not permitted to vote on a resolution to approve the Remuneration Report.

However, Sections 250U to 250Y of Corporations Act provide for a ‘two strikes and re-election’ process in relation to the shareholder vote on the Remuneration Report provide that:

●	A ‘first strike’ will occur if this Remuneration Report resolution receives a ‘no’ vote of 25% or more. If this occurs, the Company’s subsequent remuneration report must contain an explanation of the Board’s proposed action in response to the ‘no’ vote or an explanation of why no action has been taken by the Board.

●	A ‘second strike’ will occur if the resolution to adopt the Remuneration Report at the 2018 Company Annual General Meeting also receives a ‘no’ vote of 25% or more. If this occurs, shareholders will vote at that Annual General Meeting to determine whether the Directors will need to stand for re-election at a separate, subsequent meeting (the ‘spill resolution’). If the spill resolution passes with 50% or more of eligible votes cast, the spill meeting must take place within 90 days.

The Company has not received a first strike.

The Remuneration Report is set out in the Company’s 2018 Annual Report which can be viewed online at the Company’s website, www.immuron.com.

As set out in the Notice, any member of the Key Management Personnel whose remuneration details are included in the Remuneration Report, together with a closely related party of those members, are excluded from voting on Resolution 1.

The Chairman, subject to the restrictions set out in the Notice, intends to exercise all undirected proxies in favour of Resolution 1.

Resolution 2 - Re-Election of Director – Peter Anastasiou

Under clause 13.3 of the Constitution and ASX Listing Rule 14.4, no Director shall retain office for a period in excess of three years (or beyond the third annual general meeting) without submitting himself or herself for re-election. A Director who retires from office by rotation and is eligible for re-election may offer him or herself for re-election.

Accordingly, Mr Peter Anastasiou retires by rotation in accordance with clause 13.3 of the Constitution and ASX Listing Rule 14.4 and, being eligible, offers himself for re-election.

First Appointed	21 May 2015

Qualifications	BSc (Hons), Grad. Dip MKTG, MBA

Experience

Mr. Anastasiou is a serial entrepreneur and investor with extensive experience in business both in Australia and overseas. Over the past 25 years, he has been credited with rebuilding a number of companies through the implementation of various corporate restructurings, acquisitions and solid financial management practices, with his most recent success being managing the restructuring of SABCO to ensure the future of this 100 year old iconic Australian company.

Mr. Anastasiou’s involvement with Immuron commenced in May 2013 following his substantial underwriting support of the Company’s Renounceable Rights Issue, which was surpassed by his further funding support of the $9.66M (before costs) capital raising in February 2014 resulting in an ownership of approx. 15% of the Company via his associated investment funds.

Mr. Anastasiou was the founding Chairman of the ACSI Group of Companies, which has owned and managed successful consumer companies such as SABCO, Britex Carpet care, Rug Doctor and Crystal Clear.

Mr. Anastasiou also has a number of philanthropic interests including being a patron of the Identity Theatre for men, a prior board member and supporter of the Indigenous Eye Health Unit at Melbourne University, a supporter of the John Fawcett Foundation in Bali, and a founding investor and Director of Melbourne Victory Football Club.

The Directors (with Mr Anastasiou abstaining) recommend shareholders vote in favour of this Resolution.

Resolution 3 - Re-election of Director – Daniel Pollock

Under clause 13.3 of the Constitution and ASX Listing Rule 14.4, no Director shall retain office for a period in excess of three years (or beyond the third annual general meeting) without submitting himself or herself for re-election. A Director who retires from office by rotation and is eligible for re-election may offer him or herself for re-election.

Accordingly, Mr Daniel Pollock retires by rotation in accordance with clause 13.3 of the Constitution and ASX Listing Rule 14.4 and, being eligible, offers himself for re-election.

First Appointed	11 October 2012

Qualifications	LL.B; Dip L.P

Experience

Mr Pollock is a lawyer admitted both in Scotland and Australia and holding Practicing Certificates in both jurisdictions. He is a sole practitioner in his own legal firm based in Melbourne, Australia, which operates internationally and specialises in commercial law.

Mr Pollock is also Executive Director and co-owner of Great Accommodation P/L, a property management business operating in Victoria, Australia.

Mr Pollock has had historical involvement as a seed investor and Board member of a number of small, unlisted companies. The most recent of these was an e-Pharmacy company where he was heavily involved in its commercial growth and ultimate sale to a large, listed health services company.

The Directors (with Mr Pollock abstaining) recommend shareholders vote in favour of this Resolution.

Resolution 4 - Election of Director – Richard Berman

Mr Richard Berman was appointed on 1 July 2018 to fill a casual vacancy on the Board, in accordance with the Company’s Constitution. Mr Berman will hold the office under his appointment until the next Annual General Meeting of shareholders and, being eligible, offers himself for election as a Director.

Qualifications	Bachelor of Science – New York University, Juris Doctor – Boston College Law School, MBA

Experience

Richard Berman’s business career spans over 35 years of venture capital, senior management and mergers and acquisitions experience. Mr Berman is a well-respected and seasoned professional, senior executive and public company Board member with extensive experience in many business sectors including finance, technology, retain, bioscience and real estate.

Mr Berman is a director of three public healthcare companies (in addition to the Company): Advaxis, Inc, Catasys, Inc., and Cyroport Inc. He has also served as a director or officer of more than a dozen public and private companies. In 2016, he joined the Advisory Board of Medifirst while in 2014 he was elected Chairman of MetaStat Inc. From 2006 to 2011 he was Chairman of National Investment Manager, a company with $12 billion in pension administration assets.

From 2002 to 2010 he was a director of Nexmed Inc where he also served as Chairman/CEO in 2008 and 2009 (now called Apricus Biosciences, Inc.). From 1990 to 200 he was employed by Internet Commerce Corporation (now Easylink Services) as Chairman and CEO and was a director from 1998 to 2012.

Previously, Mr Berman worked at Goldman Sachs; was Senior Vice President of Bankers Trust Company, where he stated the M&A and Leveraged Buyout Departments, created the largest battery company in the world in the 1980’s by merging Prestolite, General Battery and Exide to form Exide Technologies (XIDE); helped to create what is now Soho (NYC) by developing five buildings; and advised on over $4 billion of M&A transactions in over 300 deals.

He is a past Director of the Stern School of Business of NYU where he obtained his BS and MBA. He also has US and foreign law degrees from Boston College and The Hague Academy of International Law, respectively.

The Directors (with Mr Berman abstaining) recommend that you vote in favour of this Resolution.

Resolution 5 - Approve the Issue of Shares to Grandlodge Pty Ltd or its Nominee

In June 2013, the Company entered into a service agreement with Grandlodge Pty Ltd (Grandlodge) for the provision of management, sales, logistics, warehouse and marketing services by Grandlodge to the Company (Services Agreement).

Pursuant to the Services Agreement, Resolution 5 seeks Shareholder approval for the issuance of 437,500 Shares at a deemed issue price $0.16 per Share to Grandlodge in lieu of cash payment of $70,000 of fees payable from 1st January 2018 to 31st December 2018. The deemed issue price of $0.16 per Share was agreed in June 2013, when the Company’s share price was trading below $0.016 (as quoted on ASX), as an incentive-based fee structure. The Company agreed to issue Shares as consideration for services provided by Grandlodge to reduce the Company’s cash expenditure.

Two Directors of the Company have interests in Grandlodge. Mr Peter Anastasiou is Chairman and a majority shareholder of Grandlodge and Mr Stephen Anastasiou is a director of Grandlodge. Each of Mr Peter Anastasiou and Mr Stephen Anastasiou have an interest in Grandlodge which causes Grandlodge to become a related party of the Company for the purposes of the ASX Listing Rules and the Corporations Act. Shareholder approval is therefore sought under this Resolution for the purposes of ASX Listing Rule 10.1 and all other purposes.

The issue of Shares will increase Grandlodge holding in the Company by 0.29%, from 6.69% to 6.98%.

Corporations Act

Section 208 of the Corporations Act provides that a public company must not, subject to certain exceptions, give a financial benefit to a related party without approval of the company’s members. Section 228 of the Corporations Act defines a “related party” for the purposes of Chapter 2E to include:

●	directors of the public company (section 228(2)(a)); and

●	an entity controlled by directors of the public company (section 228(4)).

As noted above, the interests of Mr Peter Anastasiou and Mr Stephen Anastasiou have in Grandlodge cause it related party of the Company for the purposes of Chapter 2E of the Corporations Act.

A “financial benefit” is defined in section 229 of the Corporations Act and includes issuing shares to a related party. The nature of the financial benefit to be given is proposed to be issued shares to Grandlodge (and/or its nominee(s)).

The Company considers the proposed issue falls within the exception set out in section 210 of the Corporations Act. In reaching this view, the Company has considered that the terms of the Services Agreement pursuant to which the shares will be issued were negotiated and agreed at arm’s length before Mr Peter Anastasiou or Mr Stephen Anastasiou became or were expected to become Directors of the Company. The Company has also considered the respective roles and responsibilities of the parties under the Services Agreement, the Company’s reliance on personnel and services provided pursuant to the Services Agreement, the desirability of preserving cash resources within the Company, and the terms of the Services Agreement generally. On that basis it considers that the terms upon which the shares are to be issued would be reasonable in the circumstances if the Company and Grandlodge were still dealing at arm’s length. Mr Peter Anastasiou or Mr Stephen Anastasiou were not present during any discussions and/or determination regarding the proposed issue of shares to Grandlodge.

ASX Listing Rules

ASX Listing Rule 10.11 requires a company to obtain shareholder approval by ordinary resolution prior to the issue of securities to a related party of the company unless an exception applies. For the purposes of Listing Rule 10.11, a related party includes a Director of the company, an entity over which a Director has control and an entity which ASX believes, or has reasonable grounds to believe, is likely to become a related party of the company in the future.

Shareholder approval is being sought under Listing Rule 10.11 and as such approval is not required under ASX Listing Rule 7.1.

The following information is provided in accordance with the requirements of ASX Listing Rule 10.13:

(a)	The Shares will be issued to Grandlodge Pty Ltd (and/or its nominee(s)). Mr Peter Anastasiou and Mr Stephen Anastasiou each hold an interest in Grandlodge that causes it to be a related party of the Company

(b)	The maximum number of securities to be issued is 437,500 Shares.

(c)	The Shares rank equally in all respects with existing quoted Shares.

(d)	The Shares will be issued as soon as practicable following the Meeting however in any event no later than one (1) month after the date of the Meeting (or such later date as may be permitted by an ASX waiver of the Listing Rules, the Corporations Act and/or ASIC).

(e)	No funds will be raised from the issue of Shares. The Shares were issued in lieu of cash payments for services rendered by Grandlodge to the Company.

(f)	A voting exclusion statement is included in the Notice.

The Directors (with Mr Peter Anastasiou and Mr Stephen Anastasiou abstaining) recommend that you vote in favour of this Resolution.

Resolution 6 - Approve the Issue of Options to a Director - Mr Richard Berman

As announced on 26 June 2018, the Company agreed, subject to shareholder approval, to issue 2,000,000 unlisted Options to Mr Richard Berman (and/or his nominee(s)) under the Company’s Executive Share Option Plan (“the Plan”). Each unlisted option is proposed to have an exercise price of $0.50 (50 cents), expiry date of 30 June 2020 and will, upon exercise, entitle the holder to one Share in the Company.

At the time the proposed issue was announced, the $0.50 exercise price per option represented a 56% premium to the share price on that date. As at 4 October 2018 day, the $0.50 exercise price per option represented a 59% premium to the share price.

Corporations Act

Section 208 of the Corporations Act provides that a public company must not, subject to certain exceptions, give a financial benefit to a related party without approval of the company’s members. Section 228 of the Corporations Act defines a “related party” for the purposes of Chapter 2E to include:

●	directors of the public company (section 228(2)(a)); and

●	an entity controlled by directors of the public company (section 228(4)).

Each party proposed to receive shares under Resolutions 1 to 4 are Directors of the Company and are therefore related parties of the Company for the purposes of Chapter 2E of the Corporations Act.

A “financial benefit” is defined in section 229 of the Corporations Act and includes issuing shares to a related party.

Section 211 of the Corporations Act provides an exception to the requirement to obtain shareholder approval for giving a financial benefit to a related party where the financial benefit is reasonable remuneration.

The Board has formed the view that the issue of unlisted Options to Mr Berman pursuant to Resolution 6 constitutes reasonable remuneration in accordance with section 211 of the Corporations Act. In reaching this view, the Board has considered the position of Mr Berman, the responsibility he has and in future is likely to have in relation to the Company and the overall remuneration package he is receiving from the Company. Regard has also been had to the Company needing to effectively incentivise its Directors whilst aligning the incentive with increase shareholder value and the desirability to preserve cash resources within the Company.

ASX Listing Rules

ASX Listing Rule 10.11 requires a company to obtain shareholder approval by ordinary resolution prior to the issue of securities to a related party of the company unless an exception applies. For the purposes of Listing Rule 10.14, a related party includes a Director of the company, an entity over which a Director has control and an entity which ASX believes, or has reasonable grounds to believe, is likely to become a related party of the company in the future.

ASX Listing Rule 10.14 provides an entity must not permit a director or an associate of a director to acquire securities under an employee incentive scheme, such as the Plan, without the approval of ordinary shareholders.

Shareholder approval is being sought for the issue of the Options to Mr Berman under the Plan under Listing Rule 10.14 as an exception to ASX Listing Rule 10.11 and as such approval is not required under ASX Listing Rule 7.1.

No further issues of securities under the Plan will be made to directors or their associates unless and until further shareholder approval for that specific issue is obtained. Any additional director (or a nominee or associate) who becomes entitled to participate in the Plan will not participate in the Plan until further shareholder approval is obtained under Listing Rule 10.14.The following information is provided in accordance with the requirements of ASX Listing Rules 10.14 and 10.15:

(a)	The unlisted Options will be issued to Mr Richard Berman (and/or his nominee(s)) who is a director of the Company, and any nominee of Mr Berman will be associate of Mr Berman.

(b)	The maximum number of securities to be issued is 2,000,000 unlisted Options to acquire Shares.

(c)	No payment of money is required for the issue of the unlisted Options. The Options will have an exercise price of $0.50 (50 cents), expiry date of 30 June 2020 and will, upon exercise, entitle the holder to one Share in the Company. The Options are otherwise proposed to have the terms set out in Annexure A.

(d)	No unlisted Options have previously been issued under the Plan to persons referred to in Listing Rule 10.14 since the last approval of the Plan on 13 November 2017.

No other or further issues have or are proposed to be made at this time under the Plan.

(e)	The following persons are persons referred to in Listing Rule 10.14 entitled to participate in the Plan (subject to a determination to propose issuing securities to him or her, and to shareholder approval for the issue):

-	Mr Richard Berman, Director;

(f)	A voting exclusion statement is included in the Notice.

(g)	No loan has or will be made in respect of the issue or exercise conversion of the Options.

(h)	The unlisted Options will be issued as soon as practicable following the Meeting however in any event no later than twelve (12) months after the date of the Meeting (or such later date as may be permitted by an ASX waiver of the Listing Rules, the Corporations Act and/or ASIC).

(i)	No funds will be raised from the issue of unlisted Options. Any funds raised upon exercise of unlisted Options are intended to be applied to the working capital requirements of the Company at the time of exercise.

The Directors (with Mr Berman abstaining) recommend that you vote in favour of this Resolution.

Background – Resolutions 7 - 9

On 14 March 2018 the Company announced that it had finalised a private placement capital raising of 13,162,744 Shares at an issue price of $0.39 (39 cents) per share to a large U.S. institutional investment fund that did not require disclosure under Chapter 6D of the Corporations Act to raise $5.1 million before costs (Placement).

Every five (5) Shares issued under the Placement were accompanied by three (3) free-attaching unlisted Options (total aggregate 7,897,647 Options) each with an exercise price of $0.468 (46.8 cents), expiry date of 15 March 2023 and which, upon exercise, entitle the holder to one (1) fully paid ordinary Share in the Company.

Joseph Gunnar & Co, LLC and H.C. Wainwright & Co (Placement Agents) acted as joint placement agents for the Placement. In connection with acting as joint placement agents, the Placement Agents each received 4% of the funds raised and an additional 4% option coverage for every Share issued under the Placement.

The option coverage resulted in the Placement Agents being issued a total aggregate of 526,510 unlisted Options, each with exercise price of $0.585 (58.5 cents), expiry date of 15 March 2023 and which, upon exercise, entitle the holder to one (1) fully paid ordinary Share in the Company.

All securities issued under or in connection with the Placement were issued using the Company’s existing capacity under ASX Listing Rules 7.1 and 7.1A. The Company obtained shareholder approval under ASX Listing Rule 7.1A to issue shares under an additional 10% capacity at its 2017 Annual General Meeting.

Of the securities issued, 8,424,157 Options and 201,198 Shares were issued under the Company’s placement capacity under ASX Listing Rule 7.1 and the remaining 12,961,546 Shares were issued under the Company’s placement capacity under ASX Listing Rule 7.1A.

Resolutions 7 to 9 therefore seek shareholder ratification of the prior issue of all securities under or in connection with the Placement in accordance with ASX Listing Rule 7.4.

ASX Listing Rule 7.4 provides that where a company’s shareholders ratify the prior issue of securities made pursuant to ASX Listing Rule 7.1 and/or Listing Rule 7.1A (provided that the previous issue of securities did not breach ASX Listing Rule 7.1 and/or Listing Rule 7.1A) those securities will be deemed to have been issued with shareholder approval for the purposes of ASX Listing Rule 7.1 and/or Listing Rule 7.1A.

By ratifying this issue, the Company will retain the flexibility to issue equity securities in the future up to the 25% annual placement capacity pursuant to ASX Listing Rule 7.1 and Listing Rule 7.1A without the requirement to obtain prior shareholder approval. Any issue of shares under the reinstated Listing Rule 7.1A 10% capacity must still comply with the requirements that apply to issues under that Rule, including that the shares are issued at a price which is at least 75% of the 15 day Volume Weighted Average Price.

The information required under ASX Listing Rule 7.5 in respect of each of the Resolutions is set out below:

Resolution 7 – Ratification of prior issue of shares

The following information is provided in accordance with the requirements of ASX Listing Rule 7.5:

(a)	The total number of securities issued was 13,162,744 fully paid ordinary Shares.

(b)	The price at which the shares were issued was 39 cents ($0.39) per shares.

(c)	The shares have the same terms and rights as, and rank equally with, the Company’s existing listed fully paid ordinary shares.

(d)	The shares were issued to a large US institutional investment fund who did not require disclosure under Chapter 6D of the Corporations Act who is not a related party of the Company. Joseph Gunnar & Co, LLC and H.C. Wainwright & Co acted as placement agents of the issue.

(e)	funds raised have been, or will be, used to fund the Company’s ongoing clinical programs, support marketing initiatives surrounding the Company flagship product Travelan and for working capital.

(f)	A voting exclusion statement is included in the Notice.

The Directors recommend that you vote in favour of this Resolution.

Resolution 8 – Ratification of prior issue of options

The following information is provided in accordance with the requirements of ASX Listing Rule 7.5:

(a)	The total number of securities issued was 7,897,647 unlisted Options.

(b)	The unlisted Options were issued as free-attaching Options. No amount was payable for the issue.

(c)	The unlisted Options have an exercise price of $0.468 (46.8 cents), expiry date of 15 March 2023 and will, upon exercise, entitle the holder to one Share in the Company. The Options otherwise have the terms set out in Annexure A.

(d)	The unlisted Options were issued as three (3) for five (5) free-attaching options with respect to shares subscribed for in the Placement to a large US institutional investment fund who did not require disclosure under Chapter 6D of the Corporations Act who is not a related party of the Company. Joseph Gunnar & Co, LLC and H.C. Wainwright & Co acted as placement agents of the issue.

(e)	No funds were raised from the issue of unlisted Options. funds raised upon exercise of Options, if any, will be applied to meeting working capital requirements of the Company at the time of exercise.

(f)	A voting exclusion statement is included in the Notice.

The Directors recommend that you vote in favour of this Resolution.

Resolution 9 – Ratification of prior issue of options

The following information is provided in accordance with the requirements of ASX Listing Rule 7.5:

(a)	The total number of securities issued was 5236,510 unlisted Options.

(b)	The unlisted Options were issued for no consideration as option coverage for the provision of placement agent services by Joseph Gunnar & Co, LLC and H.C. Wainwright & Co.

(c)	The unlisted Options have an exercise price of $0.585 (58.5 cents), expiry date of 15 March 2023 and will, upon exercise, entitle the holder to one Share in the Company. The Options otherwise have the terms set out in Annexure A.

(d)	The unlisted Options were issued as option coverage for the provision of placement agent services by Joseph Gunnar & Co, LLC and H.C. Wainwright & Co. who are not related parties of the Company.

(e)	No funds were raised from the issue of unlisted Options. funds raised upon exercise of Options, if any, will be applied to meeting working capital requirements of the Company at the time of exercise.

(f)	A voting exclusion statement is included in the Notice.

The Directors recommend that you vote in favour of this Resolution.

Resolution 10 - Adoption of Non-Executive Director Remuneration Pool

In accordance with Clause 13.4(a) of the Constitution and ASX Listing Rule 10.17, shareholder approval is sought to increase the maximum aggregate annual amount that may be paid by the Company to its non-executive directors (Fee Pool) by $150,000, from $350,000 per annum to $500,000 per annum.

Under the ASX Listing Rules, the term “directors’ fees” includes committee fees, superannuation contributions and fees which a director sacrifices for other benefits, but does not include reimbursement of genuine out-of-pocket expenses, genuine “special exertion” fees or securities issued to non-executive directors with the approval of shareholders in accordance with the ASX Listing Rules.

The Directors are seeking shareholder approval to increase the Fee Pool for the following reasons

●	As a result of the growth of the Company over recent years, the Directors continue to review the size and composition of the Board. The increase in the Fee Pool will provide the Board with the ability to appoint additional directors with the requisite skill and experience as appropriate; and

●	The increase will ensure the Company maintains the ability to pay non-executive directors’ remuneration at levels commensurate with market rates and as necessary to attract and retain directors of the highest caliber.

The level of non-executive directors’ remuneration of the Company is reviewed annually to ensure alignment with the market. The directors are satisfied that the proposed Fee Pool will be within the average bands applying to companies within the Company’s industry that are of similar size, profitability, growth and risk profiles and that the proposed increase is appropriate for the reasons set out above.

The following information is provided in accordance with ASX Listing Rule 10.17:

(a)	The amount of the proposed increase is $150,000.

(b)	The maximum aggregate annual amount of directors’ fees that may be paid collectively to the non-executive directors of the Company is currently $350,000 and, if this Resolution 10 is approved, will increase to $500,000.

(c)	The Company has issued the following securities to non-executive directors under ASX Listing Rule 10.11 or 10.14 in the last three (3) years

Recipient	Security	Terms
Mr. Daniel Pollock	1. Unlisted Options 2. Ordinary Shares 3. Unlisted Options 4. Unlisted Options

1. 74,800 options through IMRNW Warrants on 6 September 2017 with a consideration of $25,000.

2. 74,800 shares through ADRs on 6 September 2017 with a consideration of $25,000.

3. 60,000 options acquired via Rights issue from NASDAQ Listing as announced to the market on 9 June 2017.

4. 1,000,000 options issued in lieu of cash payment for additional services as per Resolution 5A-5D of the AGM held on 25 Nov 2015.

Prof. Ravi Savarirayan	Unlisted Options	1,000,000 options exercisable at $0.50 on or before 27 November 2019.
Mr. Stephen Anastasiou	1.Unlisted Options 2. Unlisted Options 3. Ordinary Shares 4. Ordinary Shares

1. 2,247,017 options acquired via Rights issue from NASDAQ Listing as announced to the market on 9 June 2017.

2. 1,000,000 options issued in lieu of cash payment for additional services as per Resolution 5A-5D of the AGM held on 25 Nov 2015.

3. 875,000 shares issued in lieu of services from Grandlodge at $0.16 per share.

4. 1,308,280 shares acquired via Rights issue from the NASDAQ Listing as announced to the market on 9 June 2017.

Dr. Roger Aston	1.Unlisted Options 2. Ordinary Shares 2. Unlisted Options

1. 282,950 options acquired via Rights issue from NASDAQ Listing as announced to the market on 9 June 2017.

2. 144,000 shares acquired via Rights issue from the NASDAQ Listing as announced to the market on 9 June 2017.

2. 3,000,000 options issued in lieu of cash payment for additional services as per Resolution 5A-5D of the AGM held on 25 Nov 2015.

In addition to the above, as described earlier in this Memorandum:

(a)	if Resolution 5 is passed a company in which two Directors, Mr Peter Anastasiou and Mr Stephen Anastasiou have interests, Grandlodge Pty Ltd and/or its nominee(s) will be issued 437,500 Shares at a deemed issue price $0.16 per Share. That issue would be made under the terms upon which services are provided by Grandlodge and are not part of the remuneration received by Mr Stephen Anastasiou as a non-executive Director; and

(b)	if Resolution 6 is passed 2,000,000 unlisted Options with an exercise price of $0.50 expiring 30 June 2020 will be issued to a director of the Company, Mr Richard Berman and/or his nominee(s).

(d)	A voting exclusion statement is included in the Notice.

Additional information regarding the remuneration paid to each non-executive director for the financial year ended 30 June 2018, and the Company’s approach to the remuneration of non-executive directors, is set out in the Company’s 2018 Annual Report which can be viewed online at the Company’s website, www.immuron.com.

Resolution 11 - Approval of Additional Capacity to Issue Shares Under ASX Listing Rule 7.1A

ASX Listing Rule 7.1A

In 2012, the ASX introduced ASX Listing Rule 7.1A which enables certain ‘eligible entities’ to issue equity securities of up to 10% of their issued share capital through placements over the 12-month period commencing after the annual general meeting at which the additional approval is obtained (Additional Placement Capacity). ASX Listing Rules require that Shareholders approve the Additional Placement Capacity by special resolution, at an annual general meeting before any equity securities are issued under the Additional Placement Capacity.

For the purposes of ASX Listing Rule 7.1A an ‘eligible entity’ is an entity that is not included in the S&P/ASX 300 Index and has a market capitalisation of $300 million or less. The Company is an ‘eligible entity’ for the purpose of ASX Listing Rule 7.1A. The Additional Placement Capacity is in addition to the Company’s 15% placement capacity under ASX Listing Rule 7.1. Therefore, if the Additional Placement Capacity is approved, the Directors will be allowed to issue equity securities of up to 10% of the Company’s issued share capital pursuant to ASX Listing Rule 7.1A and up to 15% pursuant to ASX Listing Rule 7.1. If the Additional Placement Capacity is not approved, the Directors will still be allowed to issue equity securities of up to 15% of the Company’s issued capital pursuant to ASX Listing Rule 7.1.

The Company seeks Shareholder approval by way of a special resolution to have the ability to issue equity securities under the Additional Placement Capacity should the need arise.

Formula for calculating 10% Placement Facility

ASX Listing Rule 7.1A.2 provides that eligible entities which have obtained shareholder approval at an annual general meeting may issue or agree to issue, during the 12-month period after the date of the Meeting, a number of equity securities calculated in accordance with the following formula:

(A x D) – E

Where:

A is the number of shares on issue 12 months before the date of issue or agreement:

a)	plus the number of fully paid shares issued in the 12 months under an exception in ASX Listing Rule 7.2;

b)	plus the number of partly paid shares that became fully paid in the 12 months;

c)	plus the number of fully paid shares issued in the 12 months with approval of holders of shares under ASX Listing Rule 7.1 and 7.4. This does not include an issue of fully paid shares under the entity’s 15% placement capacity without shareholder approval;

d)	less the number of fully paid shares cancelled in the 12 months;

e)	Note that A is has the same meaning in ASX Listing Rule 7.1 when calculating an entity’s 15% placement capacity;

D is 10%; and

E is the number of equity securities issued or agreed to be issued under ASX Listing Rule 7.1A.2 in the 12 months before the date of the issue or agreement to issue that are not issued with the approval of shareholders under ASX Listing Rule 7.1 or 7.4.

ASX Listing Rule 7.3A

In accordance with ASX Listing Rule 7.3A the Company provides the following information.

Any securities issued under the Additional Placement Capacity will be in the same class as existing quoted securities of the Company.

The Company has the following classes of quoted equity securities as at the date of this Notice:

●	Ordinary fully paid shares ASX code IMC

The issue price for each security issued under the Additional Placement Capacity will not be less than 75% of the volume weighted average price for securities in that class over the 15 trading days on which trades in that class were recorded immediately before:

●	the date on which the price at which the securities are to be issued is agreed; or

●	if the securities are not issued within 5 trading days of the date above, the date on which the securities are issued.

The issue of equity securities under the Additional Placement Capacity may result in voting dilution of existing ordinary shareholders (as shown in Table 1). There is also the risk that:

●	the market price for equity securities in that class may be significantly lower on the issue date than on the date of the Meeting; and

●	the equity securities may be issued at a price that is at a discount to the market price for those equity securities on the issue date.

Equity securities under the Additional Placement Capacity may be issued until the earlier of:

●	12 months following the date of the Meeting; and

●	the date of approval by ordinary shareholders of a significant change to the Company’s activities under ASX Listing Rule 11.1.2 or the date of approval by ordinary shareholders of a disposal of a major asset under ASX Listing Rule 11.2 or such longer period if allowed by the ASX.

Any approval of the Additional Placement Capacity at this Meeting will cease to be valid if and from the date that ordinary shareholders approve a transaction under ASX Listing Rule 11.1.2 or 11.2.

The Company may issue equity securities under the Additional Placement Capacity for the following purposes:

●	non-cash consideration: for the acquisition of new assets or the settlement of obligations (in such circumstances the Company will provide a valuation of the non-cash consideration as required by ASX Listing Rules); or

●	cash consideration: to raise funds for working capital, to fund product research, development and commercialisation programs or for the acquisition of new assets.

The Company will comply with the disclosure obligations under ASX Listing Rules 7.1A (4) and 3.10.5A upon issue of any equity securities.

The Company’s allocation policy for issues under the Additional Placement Capacity is dependent on prevailing market conditions at the time of any proposed issue.

The identity of the allottees of the equity securities will be determined on a case-by-case basis having regard to the factors including but not limited to the following:

●	the methods of raising funds that are available to the Company, including rights issues or other issues in which existing shareholders may participate;

●	the effect of the issue of the equity securities on the control of the Company;

●	the financial position of the Company; and

●	advice from the Company’s advisors.

The Directors have not decided if they will issue any securities under the Additional Placement Capacity and so allottees under the Additional Placement Capacity have not yet been determined. If Directors decide to issue securities under the Additional Placement Capacity, allottees may include existing Shareholders, existing substantial shareholders and/or new shareholders who are not related parties or associates of a related party of the Company.

Table 1 shows the dilution of Shareholders on the basis of the current market price of Shares and the current number of ordinary securities for variable “A” calculated in accordance with the formula in ASX Listing Rule 7.1A(2).

The table also shows:

I.	two examples where variable “A” has increased, by 50% and 100%. Variable “A” is based on the number of ordinary securities the Company has on issue. The number of ordinary securities on issue may increase as a result of issues of ordinary securities that do not require Shareholder approval (for example, a pro rata entitlements issue or scrip issued under a takeover offer) or future specific placements under Listing Rule 7.1 that are approved at a future Shareholders’ meeting; and

II.	two examples of where the issue price of ordinary securities has decreased by 50% and increased by 100% as against the current market price.

Table 1

Variable ‘A’ in Listing Rule 7.1A.2		Dilution
		$0.158 50% decrease in Issue Price	$0.315 Issue Price (current price)	$0.630 100% increase in Issue Price
Variable A 142,778,206 Shares	10% Voting Dilution	14,277,821 Shares	14,277,821 Shares	14,277,821 Shares
	Funds Raised	$2,248,757	$4,497,513	$8,995,027
50% increase in Variable A 214,167,309 Shares	10% Voting Dilution	21,416,731 Shares	21,416,731 Shares	21,416,731 Shares
	Funds Raised	$3,373,135	$6,746,270	$13,492,540
100% increase in Variable A 285,556,412 Shares	10% Voting Dilution	28,555,641 Shares	28,555,641 Shares	28,555,641 Shares
	Funds Raised	$4,497,513	$8,995,027	$17,990,054

Table 1 above has been prepared based on the following assumptions:

●	Variable A is based on the number of Shares on issue as at 5:00pm on Thursday, 4th October 2018.

●	The Company issues the maximum number of equity securities available under the Additional Placement Capacity.

●	No options to acquire shares on issue in the Company are exercised into fully paid ordinary Shares before the date of the issue of securities under ASX Listing Rule 7.1A.

●	The 10% voting dilution reflects the aggregate percentage dilution against the issued share capital at the time of issue.

●	The table shows only the issue of equity securities under the Additional Placement Capacity and not under ASX Listing Rule 7.1.

●	The issue of equity securities under the additional placement capacity includes only shares.

●	The issue price of $0.315 was the closing price of Shares as traded on ASX on Thursday, 4th October 2018. This price may fluctuate between the time of preparing this Notice and the date of the Meeting.

The Company has previously obtained approval for the Additional Placement Capacity at its 2017 Annual General Meeting. In the 12 months prior to this Meeting, the Company has issued (including issues with prior shareholder approval) 21,761,901 equity securities representing 11.16% of equity securities on issue 12 months prior to this Meeting (i.e. since 13 November 2017), none of which were issued under the Additional Placement Capacity approved which was approved in 2017.

Further details of the issues of all securities made by the Company during the 12-month period preceding the proposed date of the Meeting are set out in Table 2.

The information in Table 2 below is provided in accordance with ASX Listing Rule 7.3A.6(b):

Table 2

Date of Issue	Number and Class of Equity Securities Issued	Issue Price	Closing Price*	Discount / Premium	Issued to / basis of issue	Use of funds or if non-cash then value of non-cash consideration
13 Nov 2017	875,000 Shares (IMC)	Deemed $0.16	$0.18	12% Discount	Issued to Grandlodge Pty Ltd in lieu of cash for services provided to the Company.	Non-cash. Value at deemed issue price of $0.16 is $70,000. Value at current price per share on 4th October 2018 of $0.315 is $137,813.
16 Mar 2018	13,162,744 fully paid ordinary Shares	$0.39	$0.41	5% discount	Issued for cash to a large US institutional investment fund identified by Joseph Gunnar & Co, LLC and H.C. Wainwright & Co. who acted as joint placement agents (Placement)	Cash ($5,133,470). The funds raised have been used to fund the Company’s ongoing clinical programs, support marketing initiatives surrounding the Company flagship product Travelan and for working capital.
16 Mar 2018	7,897,647 Unlisted Options Exercise Price: $0.468 Expiry: 15 Mar 2023	Nil	N/A	N/A	Issued as 3 for 5 free-attaching options to Shares under placement	Non-cash. No value of non-cash consideration.
16 Mar 2018	526,510 Unlisted Options Exercise Price: $0.585 Expiry: 15 Mar 2023	Nil	N/A	N/A	Issued to Joseph Gunnar & Co, LLC and H.C. Wainwright & Co. in connection with acting as joint placement agents under the Placement	Non-cash. No value of non-cash consideration.
16 Mar 2018	7,500 NASDAQ fully paid American Depository Receipts (ADR’s) (1 ADR: 40 Shares)	N/A	N/A	N/A	Exercise of NASDAQ Warrants (IMRNW)	Funds raised will be used to meet the working capital requirements of the Company.
13 July 2018	1,300,000 Unlisted Options Exercise Price: $0.50 Expiry: 1 July 2021	Nil	N/A	N/A	Issued under Employee Share and Options Plan (ESOP)	Non-cash. No value of non-cash consideration. Funds received upon exercise of options to be applied to working capital requirements.

Directors Recommendation

The Directors believe that Resolution 11 is in the best interest of the Company and unanimously recommend that Shareholder vote in favour of this Resolution 11.

A voting inclusion statement is included in this Notice. In accordance with ASX Listing Rule 14.11.1 and the relevant Note under that rule concerning Rule 7.1A, as at the date of this Notice it is not known who may participate in the proposed issue (if any). On that basis, no security holders are currently excluded from voting.

GLOSSARY

In the Notice of Meeting and Explanatory Memorandum the following terms have the following meanings:

AEDT means Australian Eastern Daylight Savings Time.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited.

ASX Listing Rules or Listing Rules means the listing rules of ASX.

Board means the board of directors of the Company.

Company or Immuron means Immuron Limited (ACN 063 114 045).

Constitution means the Company’s constitution.

Corporations Act means Corporations Act 2001 (Cth).

Director means a current director of the Company.

Fee Pool means the maximum aggregate annual amount that may be paid by the Company to its non-executive directors.

Meeting means the 2018 Annual General Meeting of the Shareholders of the Company to be held at 3:30pm on Monday, 19th November 2018, to which the Notice and Memorandum relate.

Memorandum means the explanatory memorandum to this Notice.

Notice means this notice of meeting of the Company and includes the Explanatory Memorandum.

Resolution means a resolution referred to in the Notice.

Option means an option to acquire a Share

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of Shares.

Words importing the singular include the plural and vice versa.

All references to currency are in Australian dollars.